Exhibit 99.4

CANETIC RESOURCES TRUST

Certificate of Officer

Subparagraph 2.20(c) of National Instrument 54-101

Communication with Beneficial Owners of Securities of a Reporting Issuer

(“NI 54-101”)

TO:                            Securities Regulatory Authorities of the Provinces and Territories of Canada

RE:                              Annual Meeting of Unitholders (the “Meeting”) to be held on May 9, 2006

The undersigned, an officer of Canetic Resources Inc., administrator of Canetic Resources Trust (the “Trust”), certifies that the Trust:

(a)                                  made the arrangements to have proxy-related materials for the Meeting sent in compliance with NI 54-101 to all beneficial owners at least 21 days before the date fixed for the Meeting;

(b)                                 made the arrangements to have carried out all of the requirements of NI 54-101 in addition to those described in subparagraph (a) above; and

(c)                                  is relying upon section 2.20 of NI 54-101 to abridge the time prescribed in subsections 2.2(1) and 2.5(1) of NI 54-101.

Dated at the City of Calgary, in the Province of Alberta this 24 day of March, 2006.

(signed) Brian D. Evans
Brian D. Evans
Vice President, Secretary and General Counsel